---------------------                   U. S. SECURITIES AND EXCHANGE COMMISSION           --------------------------
                                                 Washington, D.C. 20549                    OMB APPROVAL
           Form 4                                                                          --------------------------
                                                                                           OMB Number:  3235-0287
---------------------               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP           Expires: December 31, 2001
                                                                                           Estimated average burden
[_] Check this box if no          Filed pursuant to Section 16(a) of the Securities        hours per response...0.5
    longer subject to         Exchange Act of 1934, Section 17(a) of the Public Utility    --------------------------
    Section 16. Form 4 or        Holding Company Act of 1935 or Section 30(f) of the
    Form 5 obligations                     Investment Company Act of 1940
    may continue. See
    Instruction 1(b).

(Print or Type Responses)

------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting    2. Issuer Name and Ticker or Trading               6. Relationship of Reporting Person(s) to
   Person*                             Symbol                                             Issuer
                                                                                          (Check all applicable)
Evslin         Tom          I.         ITXC Corp. - ITXC
---------------------------------------------------------------------------------------   _X_Director   _X_ 10% Owner
  (Last)      (First)    (Middle)   3. I.R.S. or Social         4. Statement for          _X_Officer (give title below)
                                       Security Number of          Month/Year             ___Other (specify below)
                                       Reporting Person,
                                       (Voluntary)                                        Mr. Evslin is Chairman and Chief Executive
c/o ITXC Corp.                                                     May 2002               Officer; Ms. Evslin is Vice President,
750 College Road East                                                                     Marketing and Customer Success(but not a
                                                                                          director)
------------------------------------                            --------------------------------------------------------------------
            (Street)                                            5. If Amendment,       7. Individual or Joint/Group Filing (Check
                                                                   Date of Original       Applicable Line)
                                                                   (Month/Year)           ___Form Filed by One Reporting
Princeton       NJ         08540                                                             Person
--------------------------------                                                          _X_Form Filed by More than One
  (City)      (State)      (Zip)                                                             Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
  Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1.Title of Security 2.Transaction    3.Transaction 4.Securities Acquired     5.Amount of Securities 6.Ownership        7.Nature of
  (Instr. 3)          Date             Code          (A) or Disposed of        Beneficially Owned     Form: Direct       Indirect
                      (Month/Day/      (Instr. 8)    (D) (Instr. 3, 4 and 5)   at End of Month        (D) or Indirect    Beneficial
                      Year)          ----------------------------------------  (Instr. 3 and 4)       (I) (Instr. 4)     Ownership
                                       Code    V     Amount    (A)      Price                                            (Instr. 4)
                                                              or (D)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                   4,100,362              D                  Jointly
                                                                                                                         owned
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                   823,005(1)             D                  By
                                                                                                                         Mr. Evslin
------------------------------------------------------------------------------------------------------------------------------------
Common Stock         5/20/02            M             33,333   A        $4.00  1,025,833(2)           D                  By
                                                                                                                         Ms. Evslin
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.              (Over)
*If form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7-96)
                                                                                                                 06/05/02 1222142.01

--------------------------------------------------------------------------------
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

Form 4 (continued)
----------------------------------------------------------------------------------------------------------------------------
1.Title of   2.Conversion  3.Transaction 4.Transaction 5.Number of           6.Date Exercisable     7.Title and Amount of
  Derivative   or Exercise   Date          Code          Derivative            and Expiration         Underlying Securities
  Security     Price of      (Month/Day/   (Instr. 8)    Securities            Date (Month/Day/       (Instr. 3 and 4)
  (Instr. 3)   Derivative    Year)                       Acquired (A) or       Year)
               Security                                  Disposed of (D)
                                                         (Instr. 3, 4 and 5)
                                         -----------------------------------------------------------------------------------
                                         Code    V        (A)         (D)       Date     Expiration   Title     Amount or
                                                                             Exercisable    Date                Number
                                                                                                                of Shares
----------------------------------------------------------------------------------------------------------------------------
Option (right   $4.00       5/20/2002     M                          33,333     Immed    6/8/2009     Common     33,333
to purchase)                                                                                          Stock
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------
1.Title of     8.Price of    9.Number of    10.Ownership    11.Nature of
  Derivative     Derivative    Derivative      Form of         Indirect
  Security       Security      Securities      Derivative      Beneficial
  (Instr. 3)     (Instr. 5)    Beneficially    Security:       Ownership
                               Owned at        Direct (D)      (Instr. 4)
                               End of Month    or Indirect
                               (Instr. 4)      (I)
                                               (Instr. 4)

-------------------------------------------------------------------------
Option (right     N/A           16,667            D
to purchase)
-------------------------------------------------------------------------
-------------------------------------------------------------------------
-------------------------------------------------------------------------
-------------------------------------------------------------------------
-------------------------------------------------------------------------
-------------------------------------------------------------------------
-------------------------------------------------------------------------
-------------------------------------------------------------------------
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Explanation of Responses:

1) Ms. Evslin disclaims beneficial ownership of the shares owned by Mr. Evslin.
2) Mr. Evslin disclaims beneficial ownership of the shares owned by Ms. Evslin.


                     Tom I. Evslin
                     By:

                     /s/ Peter H. Ehrenberg                        June 5, 2002
                     -------------------------------               ------------
                     **Signature of Reporting Person               (Date)
                     Peter H. Ehrenberg, Esq., Attorney-in-Fact


       * Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
         See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             JOINT FILER INFORMATION

Name:                             Mary A. Evslin

Address:                          c/o ITXC Corp., 600 College Road East, Princeton, New Jersey 08540

Designated Filer:                 Tom I. Evslin

Issuer & Ticker Symbol:           ITXC Corp. - ITXC

Statement for Month/Year:         May 2002


Signature:                        Mary A. Evslin*

                                  /s/ Peter H. Ehrenberg
                                  -----------------------------------------
                                  *By: Peter H. Ehrenberg, Attorney-in-Fact